EXHIBIT 99.9

NEWS RELEASE

Attention business/financial editors and technology reporters:

Call-Net Enterprises Inc. Reports Continued Growth for the Third Quarter of 2004

•	Company adds 34,500 local service lines in the quarter
•	Growth in both business and consumer revenue, year over year
•	Increase in both gross margin and EBITDA, year over year

TORONTO, ON, October 27, 2004 — Call-Net Enterprises Inc., a national facilities-based provider of competitive telecommunications, data and Internet protocol (IP) solutions to households and businesses across Canada, today reported financial results for the third quarter ending September 30, 2004.

Call-Net continued to experience growth in its local service offer, adding over 34,000 new local service lines during the third quarter. The total number of local service consumer and business lines now stands at over 371,000, including 285,000 home phone lines and 86,000 business local line equivalents.

“Call-Net’s exposure to long distance pricing continues to decline. Long distance now comprises 53 per cent of total revenue in the quarter, down from 62 per cent in the same quarter last year,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “Our local service offer to households and businesses continues to grow at a rate of over 50 per cent per year.”

Consolidated revenue for the third quarter of 2004 was $204.2 million, a slight decrease from the same period last year. Gross margin for the quarter was just under 50 per cent or $101.1 million, a $4.7 million increase from the same period last year. Third quarter earnings before interest, taxes, depreciation and amortization were $24.1 million, representing a $1.1 million increase from the third quarter of 2003.

Consumer services revenue improved by almost eight per cent compared with the same quarter in 2003, as increases in home phone and wireless service revenue more than offset decreases in dial-up Internet and long distance sales. Over 65 per cent of consumer services revenue came from customers who purchased more than one product compared to 44 per cent in the third quarter of 2003.

During the third quarter, Sprint Canada launched its Internet phone service. Initial uptake is consistent with the Company’s expectations. In addition, at the beginning of the fourth quarter, Call-Net expanded its Sprint Canada local service to households and businesses in three Ontario municipalities: Barrie, Markham and Richmond Hill.

Business revenue grew by over one per cent compared to the third quarter of last year. The modest growth reflects solid growth in local service and data services, offset by a decline in long distance.

During the fourth quarter, Call-Net expects to finalize its agreement with Bell Canada to acquire certain assets of 360networks Corporation including significant portions of its business customer base and specific network facilities in Ontario, Quebec and Atlantic Canada. The transaction is conditional on Bell Canada’s acquisition of the Canadian assets of 360networks Corporation.

“Upon closing, this transaction will greatly increase our business customer base, strengthen our sales force in eastern Canada and add over $50 million of primarily data and local service revenue to our business & carrier services division,” added Linton.

Third quarter wholesale carrier revenue grew by $2.1 million from the previous quarter, however, declined by over 13 per cent when compared with the same period last year. Wholesale carrier revenue now comprises slightly over 23 per cent of Call-Net’s total consolidated revenue.

Carrier costs were $103.1 million in the third quarter, down from $108.5 million in the same quarter last year. A reduction in costs associated with providing long distance were offset by increased costs required to support a higher volume of local, wireless and data business. Operating costs for the quarter were $77.0 million representing a five per cent increase over the same period last year.

“The increase in operating costs was primarily due to the Company’s continued investment in sales, marketing, provisioning and customer care, in pursuit of its growth objectives,” said Roy Graydon, executive vice president and chief financial officer.

Regulatory
On July 14, 2004, the CRTC made changes to the interconnection regime for the exchange of traffic. The decision will allow Call-Net to consolidate traffic on existing trunks to gain significant efficiencies.

In September, Call-Net participated in the public hearings on voice over Internet protocol (VoIP). Call-Net’s position continues to be that the CRTC should apply the current regulation governing providers of local phone service regardless of the technology utilized to provide the service. “VoIP is simply a voice service being provided over a broadband facility,” said Bill Linton, president and chief executive officer of Call-Net. “Until we actually see competition in the local service market, the former monopoly phone companies should continue to be regulated as they are today. We support the entry of new competitors in the local service market using VoIP, providing they comply with the existing rules of competition such as the requirement to provide consumer protection, equal access and enhanced services such as 911 and 411.”

Outlook
Call-Net’s outlook for 2004 has not changed appreciably. The Company continues to expect that growth in consumer and business services revenue will be offset somewhat by continued decline in carrier services revenue. While the ARPMs in the long distance market held up in the third quarter, further declines are expected in the fourth quarter of this year. Because of continued strong performance in local and data services fourth quarter results are expected to exceed third quarter results in both revenue and EBITDA. However, for the full year 2004, Call-Net expects to be at the low end of its guidance range on revenue and expects only a modest increase in EBITDA year over year. This is prior to taking into account the acquisition of the eastern Canadian business of 360networks from Bell Canada, and any impact of regulatory decisions.

The Bell Canada 360networks acquisition is expected to close in early November. This transaction will add an additional $10 million of revenue and $1.5 million of EBITDA to the Company’s fourth quarter results.

Call-Net expects to continue to be cash flow self-sufficient in 2004, generating more in EBITDA than it spends in interest, capital and taxes.

Capital expenditures for the remainder of 2004 will be in the range of eight per cent of revenue, yielding an average for the year of approximately seven per cent of revenue. The increase in expected capital expenditures is necessary to support continued growth, including the installation of new local switching equipment, and the purchase of other capital equipment to support customer growth.

Quarterly Conference Call
Call-Net will hold a quarterly conference call today at 1:00 p.m. ET. To participate in the call dial 416-695-5259 or 1-888-789-0089 (Participation code: T526243S), or join via web cast at www.callnet.ca. A replay of the call will be available until November 3, 2004 by dialing 1-866-518-1010 or 416-695-5275.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]	September 30, 2004	December 31, 2003
		Restated
ASSETS

Cash and cash equivalents	27.9	56.5
Short-term investments	46.1	93.6

Cash, cash equivalents and short-term investments	74.0	150.1
Accounts receivable	23.3	42.7
Other current assets	30.6	48.9

Total current assets	127.9	241.7

Capital assets	467.5	516.7
Other assets	57.9	80.7

Total assets	653.3	839.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities	138.5	149.4

Long-term debt	281.9	387.1

Other long-term liabilities	41.7	49.1

Commitments

Shareholders’ equity
Capital stock
Common shares, unlimited authorized	49.4	49.8
Class B non-voting shares, unlimited authorized	298.7	297.6
Preferred shares, unlimited authorized	—	—
Contributed surplus	4.5	2.9
Deficit	(161.4)	(96.8)

Total shareholders’ equity	191.2	253.5

Total liabilities and shareholders’ equity	653.3	839.1

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
[millions of Canadian dollars, except per share amounts]	2004	2004	2003	2003
			Restated	Restated
Revenue	204.2	607.5	204.9	601.2
Carrier charges	103.1	298.7	108.5	313.1

Gross profit	101.1	308.8	96.4	288.1
Operating costs	77.0	235.8	73.4	216.9
Realignment and other charges	(5.3)	(5.3)	—	7.0
Depreciation and amortization	37.2	109.7	38.8	118.7

Operating loss	(7.8)	(31.4)	(15.8)	(54.5)

Loss on sale of capital assets	—	(0.9)	—	—
Loss on repurchase of long-term debt	—	(4.0)	—	—
Release of change in control provision	—	4.7	—	—
Interest on long-term debt	(7.7)	(25.4)	(11.1)	(34.3)
Interest and other expense	(2.3)	(8.7)	(2.6)	(3.0)
Foreign exchange gain (loss)	17.7	3.2	(0.4)	73.1

Income (loss) before taxes	(0.1)	(62.5)	(29.9)	(18.7)
Income tax expense	(1.5)	(2.1)	(0.3)	(1.9)

Net income (loss) for the period	(1.6)	(64.6)	(30.2)	(20.6)

Deficit, beginning of period	(159.8)	(93.0)	(47.1)	(57.7)
Adjustment for stock-based compensation	—	(2.9)	(2.0)	(1.2)
Adjustment for asset retirement obligation	—	(0.9)	(0.6)	(0.4)

Deficit, beginning of period as adjusted	(159.8)	(96.8)	(49.7)	(59.3)

Deficit, end of period	(161.4)	(161.4)	(79.9)	(79.9)

Basic and diluted earnings (loss) per share	(0.05)	(1.81)	(1.15)	(0.83)

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
[millions of Canadian dollars]	2004	2004	2003	2003
			Restated	Restated
OPERATING ACTIVITIES
Net income (loss) for the period	(1.6)	(64.6)	(30.2)	(20.6)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	37.2	109.7	38.8	118.7
Interest and other income	(0.4)	1.7	0.7	2.4
Foreign exchange (gain) loss on long-term debt	(17.1)	(4.4)	(1.4)	(68.5)
Realignment and other charges	(5.3)	(5.3)	—	—
Losses (gains) on disposals of capital assets	—	0.9	—	—
Reversal of change in control provision	—	(4.7)	—	—
Loss on repurchase of long-term debt	—	4.0	—	—

Cash provided by operations before changes	12.8	37.3
in non-cash working capital			7.9	32.0
Net change in non-cash working capital balances related to operations	5.2	(11.3)	(1.7)	(5.2)

Cash provided by operating activities	18.0	26.0	6.2	25.6

INVESTING ACTIVITIES
Decrease (Increase) in short-term investments	(0.8)	47.5	(17.2)	(2.6)
Acquisition of capital assets	(15.9)	(40.5)	(13.7)	(30.8)
Increase in Cybersurf Investment	—	(0.2)	—	—
Proceeds from sale of accounts receivable	—	45.0	10.0	10.0
Change in deferred costs and other assets	—	(0.4)	—	—
Acquisition of MPS Canada	—	—	(20.0)	(20.0)
Net proceeds on disposal of capital assets	—	0.4	0.9	7.8

Cash provided by (used in) investing activities	(16.7)	51.8	(40.0)	(35.6)

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.7)	(1.6)	(0.7)	(1.9)
Issuance of common shares	—	—	35.2	35.2
Repurchase of long-term debt	—	(104.8)	—	—

Cash used in financing activities	(0.7)	(106.4)	34.5	(1.2)

Net increase (decrease) in cash and cash equivalents during the period	0.6	(28.6)	0.7	33.3
Cash and cash equivalents, beginning of period	27.3	56.5	56.4	23.0

Cash and cash equivalents, end of period	27.9	27.9	57.1	57.1

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	1.8	4.0	0.9	3.5
Cash paid for interest	1.1	21.4	0.9	24.9
Cash paid for capital and income taxes	0.9	2.8	0.7	2.9